For Immediate Release                                                                                                                                                                                                                                                                                                  Media contacts: Dan Flaherty, +1 617.954.4256
For shareholders/advisors: Jeffrey Schwarz, +1 617.954.5872

MFS HIGH YIELD MUNICIPAL TRUST ANNOUNCES TENDER OFFER

BOSTON (August 25, 2023) – MFS Investment Management® (MFS®) announced today that the Board of Trustees (the "Board") of MFS High Yield Municipal Trust (the "Fund") (NYSE: CMU), a closed-end management investment company, authorized the Fund to conduct a cash tender offer (the  "Tender Offer") for up to 10% of the Fund’s outstanding common shares (the “Shares”) at a price per Share equal to 98% of the Fund’s net asset value (“NAV”) per Share as of the close of regular trading on the New York Stock Exchange (“NYSE”) on the date the Tender Offer expires.  The Fund expects to commence the Tender Offer on or before October 6, 2023.

As of July 31, 2023, the Fund had 28,325,314 shares of common stock outstanding, 700 shares of preferred stock outstanding, and total net assets of $105.4 million (not including preferred shares).

The Board approved the recommendation of MFS, the Fund's investment adviser, to authorize the Tender Offer as part of an agreement with a large shareholder of the Fund, who had provided notice of its intention to propose two nominees of its own choosing for election as trustees to the Board and to ask shareholders to approve a non-binding proposal asking the Board to authorize a liquidity event for the Shares at the Fund’s 2023 annual meeting of shareholders.  As part of this agreement, the large shareholder has withdrawn its proposals from consideration at the Fund’s 2023 annual meeting of shareholders and has undertaken certain obligations until the Fund’s 2025 annual meeting of shareholders.  In addition, pursuant to the agreement, the Board has agreed to propose that shareholders of the Fund approve a proposal for a liquidity event at the Fund’s 2025 annual meeting of shareholders, unless the average trading discount of the Shares is equal to or less than 7.50% for the entirety of any consecutive 30 calendar day period between the expiration date of the Tender Offer and July 15, 2025.

Additional terms and conditions of the Tender Offer will be set forth in the Fund's offering materials filed with the U.S. Securities and Exchange Commission (the “SEC”).  If the number of Shares tendered exceeds the maximum amount of the Tender Offer, the Fund will purchase shares from tendering shareholders on a pro-rata basis.  Accordingly, there is no assurance that the Fund will purchase all of a shareholder's tendered common shares.  The Fund may determine not to accept shares tendered in the Tender Offer under various circumstances, as will be set forth in the offering materials.

Further information about the Tender Offer will be announced by future press releases and the Fund’s offering materials.  This announcement is for informational purposes only and is not a recommendation, an offer to purchase, or a solicitation of an offer to sell shares of the Fund and is not a prospectus, circular or representation intended for use in the purchase or sale of Fund shares.  The Fund has not yet commenced the Tender Offer described in this release.  A Tender Offer will be made only by an offer to purchase, a related letter of transmittal, and other documents that will be filed with the SEC as exhibits to a tender offer statement on Schedule TO and will be available free of charge at the SEC's website at www.sec.gov.  Shareholders should read the applicable offer to purchase and tender offer statement on Schedule TO and related exhibits if and when those documents are filed and become available, as they will contain important information about the particular Tender Offer.  The Fund will also make available, without charge, the offer to purchase and the letter of transmittal for the Tender Offer that is conducted.

Cautionary Statement Regarding Forward-Looking Statements
This press release may contain statements regarding plans and expectations for the future that constitute forward-looking statements within The Private Securities Litigation Reform Act of 1995.  All statements other than statements of historical fact are forward-looking and can be identified by the use of words such as "may," "will," "expect," "anticipate," "estimate," "believe," "continue," or other similar words.  Such forward-looking statements are based on the Fund's current plans and expectations, are not guarantees of future results or performance, and are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. All forward-looking statements are as of the date of this release only; the Fund undertakes no obligation to update or review any forward-looking statements.  You are urged to carefully consider all such factors.

About the Fund
The Fund is a closed-end investment company product advised by MFS Investment Management.  Closed end funds, unlike open end funds, are not continuously offered. Except pursuant to a Tender Offer, common shares of the Fund are only available for purchase/sale on the NYSE at the current market price.  Shares may trade at a discount to NAV.  Shares of the Fund are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank.  Shares of the Fund involve investment risk, including possible loss of principal.  For more complete information about the Fund, including risks, charges, and expenses, please see the Fund's annual and semi-annual shareholder reports or contact your financial adviser.

About MFS Investment Management
In 1924, MFS launched the first U.S. open end mutual fund, opening the door to the markets for millions of everyday investors.  Today, as a full-service global investment manager serving financial advisors, intermediaries, and institutional clients, MFS still serves a single purpose: to create long-term value for clients by allocating capital responsibly. That takes our powerful investment approach combining collective expertise, thoughtful risk management and long-term discipline. Supported by our culture of shared values and collaboration, our teams of diverse thinkers actively debate ideas and assess material risks to uncover what we believe are the best investment opportunities in the market. As of July 31, 2023, MFS manages $598.6 billion in assets on behalf of individual and institutional investors worldwide. Please visit mfs.com for more information.

MFS Investment Management
111 Huntington Ave., Boston, MA  02199

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